SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 March 05, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: February Output Statement dated
              05 March 2003




Exhibit No. 1


BRITISH ENERGY plc - OUTPUT STATEMENT

FEBRUARY OUTPUT STATEMENT



A summary of net output from all of British Energy's power stations in February 2003 is given in the table below, together with comparative data for the previous financial year:

                                       2001/02                                        2002/03
                             February           Year to Date            February               Year to Date

                        Output       Load      Output        Load       Output       Load      Output   Load Factor
                         (TWh)      Factor     (TWh)       Factor       (TWh)       Factor    (TWh)        (%)
                                      (%)                    (%)                      (%)


UK Nuclear                5.7         89        62.1          81          5.8         90        58.2        76
UK Other                  0.6         43         6.4          41          0.5         41        5.2         34
Bruce Power*              0.8         76        17.9          85          1.1        100        19.3        79

(82.42% owned)

Amergen**                 1.6        100        16.9         87.8         1.7        99.7       18.3       94.5

(50% owned)


NOTES:
*     Bruce Power     2001/02: The figures cover the period from Financial
                      Close on 12 May 2001 up to 14 February 2002.
                      2002/03: The figures cover the period from 1 April 2002
                      to 14 February 2003.
**    AmerGen         Total capacity was increased following the upgrading in
                      Clinton's capacity in spring 2002 to 1017
                      Mwe and the upgrading in TMI unit 1 capacity to 840 Mwe in autumn 2001 following a turbine replacement.



OVERVIEW

The UK nuclear plants remain on track to achieve the revised output target, announced in August 2002, of

63 TWh (plus or minus 1 TWh) by 31 March 2003.

The output figure for AmerGen remained in line with the plan up until the month end.

On 14 February 2003, British Energy completed the disposal of its interests in Bruce Power. All 4 of Bruce 'B' Units operated at their Maximum Continuous Rating with a 0% forced outage rate through February up to the date of completion.



PLANNED OUTAGES

UK Nuclear

  * A statutory outage was started at Dungeness B.
  * Off-load refuelling was carried out on one reactor at Heysham 1.
  * Low load refuelling was carried out on one reactor each at Hinkley Point B, Hunterston B and Torness.



UNPLANNED OUTAGES

UK Nuclear

  * There were a number of minor unplanned outages at several stations in the period.

AmerGen

  * AmerGen - Oyster Creek - Operated at reduced load due to severe weather conditions.





CONTACTS
David Wallace           01355 262 574                   (Media Enquiries)
Paul Heward             01355 262 201                   (Investor Relations)

Find this News Release on our web-site: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 05, 2003                      BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations